Exhibit (a)(13)

To:	Holders of ViaCell, Inc. Stock Options

From:	John Thero, Chief Financial Officer

Re:	Information Regarding Cash-Out of Stock Options in Connection with Merger

Date:	November 6, 2007

Purpose

This memorandum is intended to provide questions and answers regarding the cash-out of ViaCell stock options in connection with the proposed merger between ViaCell and PerkinElmer.

Nothing in this memorandum is intended as a solicitation of shares in connection with the tender offer process described below and nothing in this memorandum is intended to modify the terms of outstanding stock option agreements or stock option plan related to such agreements. This memorandum is for ViaCell option holders only.

How is ViaCell being acquired by PerkinElmer?

On October 1, 2007, PerkinElmer and ViaCell reached an agreement on terms for a proposed acquisition of ViaCell (“Merger Agreement”). Under the Merger Agreement, PerkinElmer, through a wholly owned subsidiary, is offering to purchase all of the shares of ViaCell common stock at a price of $7.25 per share. This offer, commonly referred to as a tender offer, is made pursuant to an Offer to Purchase dated October 12, 2007, and the related letter of transmittal, and is currently expected to be completed on November 8, 2007. Stockholders who tender their shares in the tender offer would be paid shortly after the tender offer closes. After the anticipated successful completion of the tender offer as described below, any shares of ViaCell stock that were not tendered to PerkinElmer are expected to be cashed out in a second-step merger (“Merger”) in which ViaCell will become a wholly owned subsidiary of PerkinElmer. Because the tender offer and the Merger are subject to a number of conditions, many of which are beyond our control, we cannot assure you that they will be completed.

When is the Merger expected to occur?

The timing of the closing of the Merger is subject to conditions and the timing in which shares of ViaCell’s outstanding common stock are tendered to PerkinElmer. In order to close the tender offer, among other conditions, at least a majority of the ViaCell shares need to be tendered to PerkinElmer. If 90% or greater of the shares are tendered, the closing of the Merger is expected to occur almost simultaneously with the end of the tender offer process (potentially as early as mid-November). If greater than 50%, but less than 90%, of the outstanding shares are tendered and the conditions to the tender offer are satisfied, PerkinElmer will pay for the shares which are tendered and then may complete the acquisition through any number of possible further steps. Potentially, PerkinElmer may call a shareholders meeting to obtain approval of the Merger. In this scenario, closing of the Merger and payment for the stock options would be delayed until after the shareholders meeting. If 50% or less of the outstanding shares are tendered, the tender offer process may be extended in an effort to get to the majority tender threshold. Details regarding the tender offer are provided in the Schedule TO (including exhibits) filed by PerkinElmer with the U.S. Securities and Exchange Commission on October 12, 2007.

What will happen to my stock options? Do I have to exercise my options?

Immediately prior to the close of the Merger, all of your outstanding unvested stock options will vest in full. You do not need to exercise your options to obtain the benefits of the Merger. Under the Merger Agreement, the amount of the payment that you will receive for each share subject to an option (that is currently vested or will become vested at closing) is the excess, if any, of $7.25 per share over your option exercise price. Following the Merger, no ViaCell options will remain outstanding (including options with exercise prices of more than $7.25 per share), and ViaCell will no longer be a publicly traded company.

If I can’t find my stock option documentation, how can I find out how many options I hold?

Each ViaCell employee can view a summary of his or her stock options by accessing their online account. A notice reminding employees how to access their online accounts will be sent separately to all employees. Non-employee option holders will also receive a summary of their stock options. These summaries will include the number of stock options outstanding and the exercise price for each underlying share of common stock. The calculation of the net proceeds to be paid to option holders in the merger will be calculated based upon the information in the summaries referenced above.

What if I am not currently a ViaCell employee or will not be employed at the time the Merger closes?

If you are no longer a ViaCell employee (or consultant or other service provider, such as an MSAB member or member of the Board of Directors) at the date of the Merger, your options that were not vested when your employment or consultant/service provider relationship terminated were cancelled and will remain cancelled. Their status is not changed as a result of the Merger. Options that were vested when your employment (or consulting/service provider relationship) was terminated typically remain exercisable for three months after such termination. Only options that are exercisable at the time the Merger is completed (i.e., the three month period must not have lapsed) will obtain the benefits of the Merger.

If your options would still be exercisable at the time of the Merger, you do not need to take any action in order to obtain the benefits of the Merger. However, if your options will terminate prior to the completion of the Merger (i.e. if your exercise period will expire), you will only receive a payment as a result of the Merger if you exercise your options prior to termination of the exercise period and pay the purchase price prior to the completion of the Merger. Assuming the Merger closes, your shares will then get exchanged for cash in the Merger. Because it is possible that the Merger could close on a date outside your three-month period, option holders who are former employees or service providers or those who intend to leave may wish to exercise their options while they are exercisable. You should be aware, however, that there is no guarantee that the tender offer or the Merger will close. If the Merger does not close, PerkinElmer is not obligated to acquire the shares that you receive upon exercise of the option. Consummation of the Merger is subject to conditions further described in ViaCell’s SEC filings.

What happens if I want to exercise my options before the Merger?

If you want to exercise your options prior to the Merger, you will have to deliver an exercise notice and pay the exercise price. Please be aware that same day exercise and sale transactions may not be possible following completion of the tender offer as there may not be an active market in ViaCell stock. In addition, you may be unable to sell your shares following completion of the tender offer due to insider trading laws or trading restrictions imposed upon you by the Company. If you hold shares of ViaCell stock following the tender offer, and the Merger closes, then your shares will be cashed out in the Merger, as described above.

When will I get paid?

If you are an employee and your options are cashed out under the Merger Agreement, you will get paid promptly after the Merger, through our normal payroll provider. Your payment will be subject to tax withholding as ordinary compensation income, and will therefore be subject to applicable federal, state and local income and payroll tax withholding (including, among other things, Medicare tax). The amount of the net proceeds payable to option holders and the withholding taxes will be reported to each option holder at year-end on Form W-2 (for employees). The actual amount of taxes that option holders will be required to pay to the Internal Revenue Service as a result of the net proceeds may be higher or lower than the amount of taxes withheld by ViaCell, and will be based upon each option holder’s individual overall tax positions.

If you are a non-employee service provider, your payment similarly will be subject to tax as ordinary compensation income. However, it will be reported to you on Form 1099. Non-employee option holders may be required to complete a Form W-9 prior to receipt of payment in connection with the cash out of stock options.

This discussion is intended to provide general information about the tax treatment of the cash out of stock options in the Merger. However, the tax consequences to you will depend on a number of factors and you should consult your tax adviser to answer questions about how these payments will affect your personal tax situation.

How will I get paid?

For employees, the amount of these net proceeds, after tax, will be paid to you through ViaCell’s payroll system. Accordingly, if you typically receive your payroll check via direct deposit, you will receive the net proceeds via direct deposit. If not, you will be mailed or given a check representing the net proceeds. In either case, a statement of the amount paid to you, which statement will include the amount of taxes withheld, will be provided to you.

If you are a non-employee service provider, you will be paid at the same time as ViaCell employees, through customary compensation payment procedures. A statement of the amount paid to you will be provided to you.

What do I need to do next?

As noted above, if the Merger is consummated, all outstanding stock options will be cashed out without any required action by the option holders. However, if you had a recent address change, please contact:

Employee contact:

Michael Young, Payroll Supervisor at myoung@viacellinc.com.

Non-employee contact:

Benjamin Harshbarger, Deputy General Counsel at bharshbarger@viacellinc.com

If you receive an option summary from ViaCell and for some unexpected reason you do not agree with the information presented in the summary, please contact the above named people. Otherwise, there is no need to contact ViaCell unless you are separately requested to do so.

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